October 12, 2012

Mercer Funds

99 High Street

Boston, Massachusetts 02110

Ladies and Gentlemen:

We have acted as counsel to the Mercer Funds (formerly, the MGI Funds), a series statutory trust organized under the Delaware Statutory Trust Act (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of Post-Effective Amendment No. 18 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-123467 and 811-21732) (the “Post-Effective Amendment”), registering an indefinite number of shares of beneficial interest of the Trust (classified as Class S, Class Y-1, Class Y-2 and Class Y-3), of Mercer Global Low Volatility Equity Fund, a series of the Trust, (the “Shares”) under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. For purposes of rendering that opinion, we have examined the Post-Effective Amendment, the Declaration of Trust of the Trust, as amended, and Bylaws of the Trust, as amended, and the actions of the Board of Trustees of the Trust that provide for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

The opinions expressed herein are limited to the effect on the subject transactions of the laws (other than the conflict of laws rules) of the Commonwealth of Massachusetts and the laws of the United States of America and the Delaware Statutory Trust Act as currently in effect and as reported in a standard unofficial compilation (without regard to any effect thereon of case law or non-Code law). We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and

2.	When issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable.

Mercer Funds

October 12, 2012

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment and supersedes any previous opinion of this firm in connection with the issuance of Shares. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP